Room 4561

May 18, 2009

Philip W. Tomlinson
Chief Executive Officer
Total System Services, Inc.
One TSYS Way
Columbus, GA 31901

> **Re: Total System Services, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009 and April 17, 2009, respectively**
> **File no. 1-10254**

Dear Mr. Tomlinson:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 14

1.   We note that your CEO and CFO concluded that your "disclosure controls and procedures were designed and effective to ensure that information required to be disclosed by TSYS in reports that you file under the Exchange Act is recorded,

processed, summarized and reported within the time periods specified in the SEC's rules and forms and <u>designed</u> to ensure that information required to be disclosed in the reports that TSYS files or submits under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure." Please revise to indicate, if true, that your CEO and CFO have concluded that your disclosure controls and procedures are also <u>effective</u> in ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

<u>Exhibit 13</u>

<u>Financial Review</u>

<u>Results of Operations, page 26</u>

2. We note that in your discussion of the results of operations there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed. For example, we note that the increase in merchant acquiring services revenues for 2008 is attributable to the acquisition of Infonox and the internal growth of existing clients offset by client deconversions and price compression. Similarly, we note that other services revenue increased in fiscal 2008 due to an increase in call center revenues and debt collection services. Tell us how you considered providing quantification and qualification of the contribution these factors had on the increase in revenues as well as your consideration for discussing metrics that management uses to evaluate and manage your business. Refer to SEC Release 33-8350 and Section to III.D of SEC Release 33-6835 for guidance.

3. We also note that electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions authorized and processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Considering the average number of accounts on file (page 29) and the total transactions processed (page 38) has steadily declined during each of the last three fiscal years, please explain further the factors that contributed to the increase in electronic payment processing revenues (not including reimbursable items). In this regard, we note your response to comment 2 in your letter dated July 30, 2008 where you indicate that the Company will provide an estimate of the portion of its revenue change due to the change in volume and describe any material assumptions used in generating this estimate. Please explain further what impact the decrease in accounts on file

and transactions processed had on your revenues and what other factors contributed to the increase in revenues despite these declines. Please quantify the impact of these items, when available and tell us how you intend to revise your disclosures to address this issue.

Note 3. Cash and Cash Equivalents, page 59

4.   We note that the Company adopted SFAS 157 on January 1, 2008. We further note that you consider investments with original maturities of three months or less to be cash equivalents. If material, tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Note 14. Shared-Based Compensation

Performance Based Awards, page 69

5.   We note your disclosures on page 69 of Exhibit 13 where you indicate that a third party valuation specialist determined the fair value of your performance based awards. As you appear to have open registration statements which incorporate by reference this Form 10-K, please describe the nature and extent of the third party appraiser's involvement in the determination of the fair value of these instruments and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act Sections at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Note 18. Income Taxes, page 73

6.   Please provide a breakdown of the "other, net" deferred tax asset line item for each period presented. Also, tell us how you considered separately disclosing any significant items included in the "other" category in your temporary differences table.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief